EXHIBIT 99.1

August 27, 2009

Employee Stock Option Exchange Program

On August 10, 2009, Craig Levra, Chairman and CEO, announced a stock option exchange program (subject to stockholder approval) that increases employees’ ability to share in the Company’s future success.

•	The Company has asked its stockholders to approve an exchange program for employee stock options that are currently underwater.
•
Under the voluntary program, eligible participants will be given a one-time opportunity to exchange previously granted, underwater options to purchase shares of Class A Common Stock (“Class A Shares”) for fewer new options to purchase Class A Shares at the market price of the Class A Shares on the date the new options are granted.

•
The Company has asked its stockholders to approve the exchange program at the annual meeting to be held on September 15, 2009.  If approved, and barring significant market changes – for example, if the stock price recovers enough to make the exchange unproductive – the Company will likely implement the exchange program in November 2009.

•	No employee action is required at this time. More details will be provided after the annual meeting on September 15, 2009.

General Terminology

Exercise – The action by which the optionee purchases the vested shares of stock at the exercise price.

Exercise price – The fixed, pre-determined price (determined on the grant date) at which shares of stock can be purchased.  This price cannot be changed throughout the life of the option.  Also known as the “strike price” or “grant price.”

Grant date – The date a stock option is issued to the optionee.

Market price – The current price of the stock.  This price can change throughout the life of the stock option.

Nasdaq – The Nasdaq Stock Market is an American stock exchange.  Sport Chalet’s Class A Common Stock and Class B Common Stock are traded on the Nasdaq exchange.

Optionee – The owner of a stock option.

SEC – The U.S. Securities and Exchange Commission is an independent agency of the United States government which holds primary responsibility for enforcing the federal securities laws and regulating the securities industry, the nation's stock and options exchanges, and other electronic securities markets.

Stock option – The security that gives the optionee the right, but not the obligation, to buy shares of stock at a fixed, pre-determined price (exercise price) within a fixed period of time (term).

Tender offer – A broad solicitation by a company or a third party to purchase a substantial percentage of a company’s registered equity securities for a limited period of time.

Term – The amount of time from the grant date during which the stock option may be exercised.

Underwater – The condition of a stock option when its exercise price is higher than the market price of the stock.  Also known as being “out of the money.”  For example, a stock option is underwater if the market price is currently $1.50 and the stock option was granted at an $8.00 exercise price.

Vesting – The number of shares available to be exercised at the exercise price typically will increase as time passes according to the vesting schedule.  For example, a stock option for 500 shares with a two year vest at 50% per year would vest 250 shares on the first anniversary of the grant date and an additional 250 shares on the second anniversary of the grant date.  Similarly, a stock option for 500 shares with a five year vest at 20% per year would vest 100 shares on the first anniversary of the grant date, an additional 100 shares on the second anniversary of the grant date, an additional 100 shares on the third anniversary of the grant date, an additional 100 shares on the fourth anniversary of the grant date, and an additional 100 shares on the fifth anniversary of the grant date.

Current Proposed Timeline

September 12, 2009 – black out period begins prior to market open (15 days before second quarter ends) pursuant to Sport Chalet’s Insider Trading Policy

September 15, 2009 – annual stockholders meeting (seeking stockholder approval of the employee stock option exchange program)

September 27, 2009 – second quarter ends

October 1, 2009 – employee stock option exchange program election period begins

October 16, 2009 – employee stock option exchange program election period ends

November 4, 2009 – Sport Chalet issues second quarter press release

November 6, 2009 – black out period ends after market close (two days after issuing second quarter press release) and earliest date of grant for the new options (after market close) for the employee stock option exchange program

Frequently Asked Questions

Q: Why is the Company offering a stock option exchange program to employees?
A: The Company believes that stock options are a valuable and necessary tool to attract, motivate, reward and retain employees and to align their interests with those of the Company's stockholders.  Because the Company's stock price has declined considerably over the last year, many of the outstanding stock options held by our employees have exercise prices significantly higher than the current market price of the Company's stock, and no longer provide the incentive and retention value that we intended when we granted them.

Q: Why do we need stockholder approval?
A: Nasdaq rules and the Company's 2004 Equity Incentive Plan specifically state that the Company must receive stockholder approval to provide a stock option exchange program.  The 2004 Equity Incentive Plan is the stockholder approved plan that allows the Company to grant employee stock options.

Q: What happens if the exchange program does not receive stockholder approval?
A: If the stockholders do not approve the stock option exchange program, the Company will not offer the program and the Company's outstanding stock options will remain in effect in accordance with their current terms and conditions.

Q: Who is eligible for the stock option exchange program?
A: All employees who are still employed by the Company on the date the new stock options are granted and hold previously granted underwater options to purchase Class A Shares are eligible.  Former employees, consultants and others who are not employees on the date the new options are granted are not eligible to participate.  Furthermore, the Chief Executive Officer, Chief Financial Officer and all members of the Board of Directors of the Company as of the date the new options are granted are not eligible to participate in the stock option exchange program.

Q: Why are the CEO, CFO and Board of Directors of the Company excluded from the stock option exchange program?
A: The Chief Executive Officer, Chief Financial Officer and all members of the Board of Directors of the Company are excluded to eliminate the possibility that the program was initiated or designed for their personal gain.

Q: What if I don’t want to exchange my current options for the new options?
A: Participation in the stock option exchange program is completely voluntary.

Q: Will the Company recommend that we participate in the exchange program, if approved?
A: Due to SEC regulations, the Company cannot influence, coerce or advise you as to whether or not it will make sense for you to participate in the program (if approved).

Q: What do I need to do now to get ready for the exchange program?
A: There is nothing you need to do until after stockholder approval is determined and we provide a detailed description of the exchange program.  In the meantime, there is no action required by you.

Q: How do I find out the details of my stock options?
A: If the program is approved, all details regarding your stock options will be provided to you shortly after the approval by stockholders.

Q: What if I hold options to purchase shares of Class B Common Stock?
A: Options to purchase shares of our Class B Common Stock will not be included in the stock option exchange program and will remain in effect with their current terms and conditions.  Only options to purchase Class A Shares will be eligible for the program.  Options to purchase shares of our Class B Common Stock are excluded from the exchange program primarily because the number of options is not significant and excluding them reduces the cost of implementing the program.

Q: What if I hold underwater options due to expire before the exchange program starts?
A: Only un-expired options at the time the new options are granted will be eligible for the exchange if the program is approved.

Q: What if I hold options that are already vested?  Would my new stock options also be fully vested?
A: If the program is approved and you elect to participate, all vested options tendered by you will be exchanged for new options.  All new options will vest over two years at a rate of 50% per year.

Q: What if I hold multiple option grants, do I have to exchange all of my options?
A: No, you may elect to exchange some or all of your eligible options.  The program allows you to exchange options on a grant-by-grant basis.  However, you must exchange all or none of your options that were granted on a particular date.  That is, you may not elect to exchange only a portion of your options that were granted on a particular date, but may decide to exchange all of your options granted on one date but none of your options granted on another date.

Q: What are the terms of the exchange program?
A: Eligible participants will be able to voluntarily exchange their eligible underwater stock options for fewer new stock options to purchase Class A Shares at a lower exercise price: the price of Sport Chalet’s Class A Shares on the day the new stock options are granted.  The new stock options will vest over two years from the grant date at a rate of 50% per year, and they will expire six years from the grant date.

Q: What is the exchange ratio between the current options and new options?
A: Current stock options will be exchanged for a lesser amount of new stock options with a lower exercise price based on a specified methodology for determining the exchange ratio.  The Company will use an industry standard stock option valuation model to determine the exchange ratio.  The exchange ratio will be established shortly before the start of implementing the exchange program by grouping options with similar grant dates and exercise prices, and assigning an appropriate exchange ratio to each grouping.  The exchange ratios will be set in a manner that is intended to result in the issuance of new options that have an aggregate fair value approximately equal to the aggregate fair value of the current options that they replace.

Q: Why isn’t the exchange ratio 1-to-1 for all eligible stock options?
A: Underwater stock options have less value than the new stock options that would be granted in the program.  Therefore, more underwater stock options would be required to equal the value of one new stock option.

Q: How many stock options would I receive in a new stock option grant?
A: The new stock options will allow you to purchase a fewer number of Class A Shares than the stock options you surrender (as determined by the exchange ratio).

Q: What would my new exercise price be?
A: The new options will have an exercise price equal to the closing market price of the Class A Shares as of the grant date of the new options (current options have an exercise price as of their original grant date).

Q: What would be the vesting schedule for the new stock options?
A: The new stock options will vest over two years from the grant date at a rate of 50% per year (current options typically vest over five years from the grant at a rate of 20% per year).

Q: When will the new stock options expire?
A: The new stock options will have a maximum term of six years from the grant date (current options typically have a maximum term of ten years from the grant date).

Q: Will I be asked to make an election before the exact exercise price is determined?
A: Yes.  Due to accounting and tax issues, and to avoid additional material compensation charges against the Company’s earnings, you will be asked to make an election before the exact exercise price of the exchange program is determined.  The new options will have an exercise price equal to the closing market price of the Class A Shares as of the grant date of the new options.

Q: Will I be required to give up all of my rights to the exchanged stock options?
A: Yes. On the closing date of the exchange program, the stock options you surrender in exchange for new stock options will be cancelled and you will no longer have any rights to those surrendered stock options.

Q: Would I owe taxes if I participate in the exchange program?
A: Generally, the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. It is recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation.

Q: What will this exchange program cost the Company?
A: This exchange program has been designed to avoid additional, material compensation charges against the Company’s earnings.

Q: Does this exchange program indicate a lack of confidence about the stock price growing in the future?
A: Absolutely not.  We are confident that the Company will emerge from this downturn stronger, yet we also realize that the recovery could take some time.  A portion of employees’ underwater stock options are approaching expiration.  By offering a stock option exchange, we hope to underscore our belief in the future of the Company.

Q: When is the exchange program likely to be implemented?
A: If our stockholders approve the stock option exchange program, we expect to offer the program as soon as practicable thereafter.  The new stock options would likely be granted in November 2009.  However, the Company reserves the right to abandon or to delay the exchange program even if it is approved by the stockholders.

Q: Where can I get more information about the stock option exchange program?
A: If the stockholders approve the stock option exchange program, we intend to file an Offer to Exchange with the SEC and distribute the Offer to Exchange to all eligible participants.  The Offer to Exchange will contain a detailed description of the exchange program.

Note: If you have additional questions that are not answered above or have comments regarding the statements above, please e-mail your questions or comments to Steve Teng at steng@sportchalet.com.  All additional questions or comments will be compiled and addressed shortly thereafter.

Economic Value Comparison

Below are three hypothetical examples comparing the economic value of old stock options to new stock options based on various stock prices.  For purposes of these examples, we are making certain assumptions regarding the start date of the exchange program, the exchange ratio (assumes a 2-to-1 exchange ratio), and the market price of our Class A Shares (assumes $1.50).  These hypothetical examples are intended for illustrative purposes only and are not necessarily indicative or predictive of the actual terms of the exchange program or our future stock price.  Actual terms of the exchange program or our future stock price may differ materially from those assumed in these examples.

Example 1: Value of 1,000 old stock options granted at an exercise price of $4.68 compared to the value of 500 new stock options granted at an exercise price of $1.50.  In this hypothetical example, the old options and the new options have equal value when the stock price is $7.86 (where the lines cross).  The old options have a higher value than the new options when the stock price is above $7.86 (where the blue line is above the red line).  The new options have a higher value than the old options when the stock price is below $7.86 (where the red line is above the blue line).

Economic Value of Old Options vs. New Options at Various Stock Prices
Value of 1,000 Old $4.68 Stock Options
Value of 500 New $1.50 Stock Options
Economic Value
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Crossover
Price is $7.86
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$11
$12
$13
$14
$15
Future Stock Price

Example 2: Value of 1,000 old stock options granted at an exercise price of $7.98 compared to the value of 500 new stock options granted at an exercise price of $1.50.  In this hypothetical example, the old options and the new options have equal value when the stock price is $14.46 (where the lines cross).  The old options have a higher value than the new options when the stock price is above $14.46 (where the blue line is above the red line).  The new options have a higher value than the old options when the stock price is below $14.46 (where the red line is above the blue line).

Economic Value of Old Options vs. New Options at Various Stock Prices
Value of 1,000 Old $7.98 Stock Options
Value of 500 New $1.50 Stock Options
Crossover Price is $14.46
Economic Value
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$11
$12
$13
$14
$15
Future Stock Price

Example 3: Value of 1,000 old stock options granted at an exercise price of $6.35 compared to the value of 500 new stock options granted at an exercise price of $1.50.  In this hypothetical example, the old options and the new options have equal value when the stock price is $11.20 (where the lines cross).  The old options have a higher value than the new options when the stock price is above $11.20 (where the blue line is above the red line).  The new options have a higher value than the old options when the stock price is below $11.20 (where the red line is above the blue line).

Economic Value of Old Options vs. New Options at Various Stock Prices
Value of 1,000 Old $6.35 Stock Options
Value of 500 New $1.50 Stock Options
Crossover
Price is $11.20
Economic Value
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$11
$12
$13
$14
$15
Future Stock Price

Important Legal Information

The stock option exchange program described in this communication has not yet commenced.  Sport Chalet will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the stock option exchange program.  Persons who are eligible to participate in the stock option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the stock option exchange program.

In connection with the proposal to be voted on by Sport Chalet's stockholders to approve the stock option exchange program discussed in this communication, Sport Chalet has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC.  Sport Chalet's stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the stock option exchange program, because they will contain important information about the proposal to be voted on by stockholders with respect to the stock option exchange program.

Sport Chalet's stockholders and optionholders will be able to obtain the written materials described above and other documents filed by Sport Chalet with the SEC free of charge from the SEC's website at www.sec.gov.  In addition, stockholders and optionholders may obtain free copies of the documents filed by Sport Chalet with the SEC by directing a written request to Sport Chalet, Inc., One Sport Chalet Drive, La Cañada, California 91011, Attention: Corporate Secretary.